Exhibit 99.2

Notice of Annual Meeting of Shareholders When Friday, May 2, 2025 at 10:00 a.m. (Eastern Daylight Time) Where Via live webcast online at meetings.lumiconnect.com/400-836-811-093. We look forward to your participation at the meeting. Through our live webcast, you will be able to attend the meeting live, submit questions in writing or orally and vote your shares while the meeting is being held. Business of the Meeting 1. receiving our consolidated financial statements for the year ended December 31, 2024, and the auditors’ reports thereon; 2. electing our directors; 3. appointing our auditors; 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 15 of the accompanying management information circular) accepting our approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; 5. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 15 of the accompanying management information circular) accepting our Climate Action Plan as disclosed in the accompanying management information circular; and 6. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. Your vote is important The Board of Directors has fixed March 7, 2025 as the record date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. Your vote is important, even if you do not intend on attending the meeting. Please refer to the section entitled “Voting Procedures, Processes and Restrictions” beginning on page 9 of the accompanying management information circular for detailed instructions on how to vote your shares. As always, we encourage you to cast your vote prior to the annual meeting. By order of the Board of Directors Cristina Circelli Vice-President, Corporate Secretary and General Counsel March 10, 2025 Montreal, Quebec